 Exhibit 99.1

CIBC Announces Election of Directors at 2026 Annual and Special Meeting

TORONTO, April 16, 2026 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 25, 2026 were elected as Directors of CIBC.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual and Special Meeting of Shareholders are below.

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a Director of CIBC:

Nominees	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	453,220,520	99.50%	2,275,018	0.50%
Michelle L. Collins	453,841,659	99.64%	1,653,879	0.36%
Harry Culham	453,910,653	99.65%	1,584,885	0.35%
Marianne Harrison	453,815,752	99.63%	1,679,786	0.37%
Kevin J. Kelly	432,291,513	94.91%	23,204,025	5.09%
Christine E. Larsen	450,248,563	98.85%	5,246,975	1.15%
Mary Lou Maher	448,425,025	98.45%	7,070,513	1.55%
William F. Morneau	448,171,756	98.39%	7,323,782	1.61%
Mark W. Podlasly	453,698,275	99.61%	1,797,263	0.39%
François L. Poirier	453,182,232	99.49%	2,313,306	0.51%
Katharine B. Stevenson	436,651,225	95.86%	18,844,313	4.14%
Martine Turcotte	445,384,946	97.78%	10,110,592	2.22%
Barry L. Zubrow	452,207,218	99.28%	3,288,320	0.72%

Final voting results on all matters voted on at the Annual and Special Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC - Investor Relations

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%CIK: 0001045520

For further information: For further information: Investor Relations: Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 18:10e 16-APR-26